UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34929

 ________________________

SODASTREAM INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

________________________

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

Tel: +972 (3) 976-2317

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value NIS 0.645 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On December 5, 2018, SodaStream International Ltd. (“SodaStream”) consummated the previously reported acquisition (the “Merger”) of SodaStream by PepsiCo Ventures B.V. (“PepsiCo Ventures”), a wholly-owned subsidiary of PepsiCo, Inc. (“PepsiCo”). Pursuant to the Merger, a direct wholly-owned subsidiary of PepsiCo Ventures was merged with and into SodaStream, with SodaStream continuing as the surviving corporation and a direct wholly-owned subsidiary of PepsiCo Ventures.

Pursuant to the requirements of the Securities Exchange Act of 1934, SodaStream has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2018

SODASTREAM INTERNATIONAL LTD.

By:	/s/ Dotan Bar-Natan
Name:	Dotan Bar-Natan
Title:	General Counsel